# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KUSTOM ENTERTAINMENT, INC., CIK 0001342958
CUSIP: 25382T606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0002148029
Persons authorized to receive notices and communications: Ryan Todd Martin, 672 Northridge Drive, Gallatin, TN, USA, Gallatin, Tennessee (TN), 37066, 7708230684

## Reporting persons
- Martin Ryan Todd (CIK 0002148029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 260,000; sole dispositive power 260,000; aggregate amount beneficially owned 260,000 (43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KUSTOM ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211

## Item 2. Identity and Background
Name of person filing: Ryan Martin
Residence or business address: 672 Northridge Drive, Gallatin, TN, USA
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: I sold 20,000 shares

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 260,000
Number of shares as to which each person has sole or shared power to vote or dispose: 260,000
Transactions in the class effected during the past sixty days: Sold 20,000 Shares
Other persons with the right to receive dividends or sale proceeds: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Martin Ryan Todd: Ryan Martin, Individual (08/03/2026)